Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               December 21, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                               FT 9084
                 Senior Loan and Dividend Growers Portfolio, Series 29
                                     (the "Trust")
                          CIK No. 1825837 File No. 333-250172
________________________________________________________________________________



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. THE DISCLOSURE PROVIDES AS FOLLOWS: "THE CLOSED-END FUNDS AND ETFS WERE SELECTED BY OUR RESEARCH DEPARTMENT BASED ON A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE SIZE AND LIQUIDITY OF THE CLOSED-END FUND OR ETF, THE CURRENT DIVIDEND YIELD OF THE CLOSED-END FUND OR ETF, THE QUALITY AND CHARACTER OF THE FIXED-INCOME SECURITIES OR OTHER ASSETS HELD BY THE CLOSED-END FUND OR ETF, AND THE EXPENSE RATIO OF THE CLOSED- END FUND OR ETF, WHILE ATTEMPTING TO LIMIT THE OVERLAP OF THE SECURITIES HELD BY THE CLOSED-END FUNDS AND ETFS. THE SPONSOR DID NOT REQUIRE SPECIFIC DURATION, MATURITY OR CREDIT QUALITY POLICIES WHEN SELECTING THE ETFS FOR THE TRUST'S PORTFOLIO." PLEASE BE MORE SPECIFIC AS TO THESE CRITERIA.

      Response:   In   connection  with  the  Staff's  comment,  the  referenced
disclosure will be replaced in its entirety with the following:

      "The Closed-End Funds and ETFs are selected by our research department based on a variety of factors.

      The Closed-End Funds are selected based on a number of factors, including, but not limited to, the Closed-End Fund's size and liquidity (requiring no more than 2.5 days average trading volume at the maximum anticipated size of the Trust), the premium or discount of the Closed-End Fund (both relative to the Closed-End Fund's history and to its peer funds), the current dividend yield of the Closed-End Fund (prioritizing higher yielding Closed-End Funds), the quality and character of the fixed-income securities or other assets held by the Closed-End Fund (mostly focusing on credit quality, as the underlying securities are relatively similar in maturity and duration), and the expense ratio of the fund (prioritizing Closed-End Funds with lower expense ratios).

      The ETFs are selected based on a number of factors, including, but not limited to, the size and liquidity of the ETF (requiring a minimum market capitalization of $50,000,000), the current dividend yield of the ETF (prioritizing higher yielding ETFs), the quality and character of the fixed-income securities or other assets held by the ETF (mostly focusing on credit quality, as the underlying securities are relatively similar in maturity and duration), and the expense ratio of the ETF (prioritizing ETFs with lower expense ratios).

      These factors are considered while attempting to limit the overlap of the securities held by the Closed-End Funds and ETFs.

      The Sponsor does not require specific duration, maturity or investment quality policies when selecting the Closed-End Funds or Exchange-Traded Funds for the Trust's portfolio."

Risk Factors
____________

      2. PLEASE CONSIDER INCLUDING A SEPARATE RISK FACTOR FOR DIVIDEND-PAYING SECURITIES.

      Response: Please refer to the "Distributions Risk" in the principal risks section of the Trust's prospectus.

      3. THE STAFF NOTES THE INCLUSION OF AN "INDEX CORRELATION RISK." DOES THE TRUST INVEST IN INDEX-BASED ETFS?

      Response: Please note that the Trust does invest in index-based ETFs.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                             Very truly yours,

                                             CHAPMAN AND CUTLER LLP


                                             By /s/ Daniel J. Fallon
                                                ____________________
                                                Daniel J. Fallon